EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	April 10, 2012

Seabridge Gold to List on the New York Stock Exchange Under Symbol “SA”

Toronto, Canada… Seabridge Gold’s common shares will commence trading today on the New York Stock Exchange (“NYSE”) under the symbol “SA”. Effective today, Seabridge’s common shares will no longer trade on the NYSE-AMEX where it had traded under the symbol “SA”.

Seabridge President and CEO Rudi Fronk said “Over the past several years our projects have grown in size to where Seabridge is now one of the largest companies in the world in terms of gold reserves. We are delighted to join the ranks of the world’s most significant gold companies on the NYSE. This listing will provide a better platform to raise our international profile and expand our investor base.”

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking information within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding : (i) the amount of mineral reserves and mineral resources in total and relative to other companies; and (ii) the anticipated benefits of, and the timing of, the NYSE listing, and other future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. All forward-looking statements are based on current beliefs as well as various assumptions and interpretations made by the Company and information currently available to it.  There can be no assurance that such statements or the underlying beliefs, assumptions, interpretations or information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's estimates, intentions, plans or expectations include resource and reserve estimation issues, regulatory issues and statutory changes, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors are described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2011 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).  The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net